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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                  STATEMENT ON
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            ------------------------

                            MELAMINE CHEMICALS, INC.
                           (Name of Subject Company)
                                  BORDEN, INC.
                             BORDEN CHEMICAL, INC.
                                MC MERGER CORP.
                                    (Bidder)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                     585332
                     (CUSIP Number of Class of Securities)
                            LAWRENCE M. DIEKER, ESQ.
                             BORDEN CHEMICAL, INC.
                             180 EAST BROAD STREET
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 225-4313
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:

                             DAVID J. SORKIN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                       $122,690,860                                                  $24,538.17

 * Based on the offer to purchase all of the outstanding shares of Common Stock (including the associated preferred share purchase rights) of the Subject Company at a purchase price of $20.50 cash per share, 5,627,934 shares outstanding and 356,986 options outstanding.

** 1/50 of 1% of Transaction Valuation.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 585332109

        1  NAMES OF REPORTING PERSONS: MC MERGER CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 52-2059331
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)        / /
                                                                                                  (b)        / /
        3  SEC USE ONLY
        4  SOURCE OF FUNDS
               AF
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e)
           OR 2(f)                                                                                           / /
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
        7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,275,000*
        8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                              / /
        9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               22.7% (based on 5,627,934 shares outstanding)*
       10  TYPE OF REPORTING PERSON
               CO

* Beneficial ownership is based solely on the provisions of the Tender Agreement, pursuant to which among other things, ChemFirst, Inc. has agreed with the reporting person or its affiliates to vote the shares shown as beneficially owned in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the Merger, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

CUSIP NO. 585332109

        1  NAMES OF REPORTING PERSONS: BORDEN CHEMICAL, INC.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 51-0370356
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)        / /
                                                                                                  (b)        / /
        3  SEC USE ONLY
        4  SOURCE OF FUNDS
               AF and WC
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e)
           OR 2(f)                                                                                           / /
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
        7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,275,000*
        8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                              / /
        9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               22.7% (based on 5,627,934 shares outstanding)*
       10  TYPE OF REPORTING PERSON
               CO

* Beneficial ownership is based solely on the provisions of the Tender Agreement, pursuant to which among other things, ChemFirst, Inc. has agreed with the reporting person or its affiliates to vote the shares shown as beneficially owned in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the Merger, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

CUSIP NO. 585332109

        1  NAMES OF REPORTING PERSONS: BORDEN, INC.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 13-0511250
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)        / /
                                                                                                  (b)        / /
        3  SEC USE ONLY
        4  SOURCE OF FUNDS
               WC
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e)
           OR 2(f)                                                                                           / /
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
               New Jersey
        7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,275,000*
        8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                              / /
        9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               22.7% (based on 5,627,934 shares outstanding)*
       10  TYPE OF REPORTING PERSON
               CO

* Beneficial ownership is based solely on the provisions of the Tender Agreement, pursuant to which among other things, ChemFirst, Inc. has agreed with the reporting person or its affiliates to vote the shares shown as beneficially owned in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the Merger, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

    This Tender Offer Statement on Schedule 14D-1 relates to the offer by MC Merger Corp., a Delaware corporation (the "Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Melamine Chemicals, Inc., a Delaware corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 5, 1990, as amended (the "Rights Agreement") between the Company and Wachovia Bank and Trust Company (now Wachovia Bank, N.A.), as rights agent (the "Rights Agent"), at a purchase price of $20.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2). The Purchaser is a wholly owned subsidiary of Borden Chemical, Inc., a Delaware corporation (the "Parent"), which is itself a subsidiary of Borden, Inc., a New Jersey corporation ("Borden").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Melamine Chemicals, Inc. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The exact title of the class of equity securities being sought in the Offer is common stock, par value $.01 per share, of the Company, and the associated preferred share purchase rights. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; No Cash Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by the Parent, the Purchaser and Borden. The information set forth in Section 8 ("Certain Information Concerning the Parent, the Purchaser and Borden, Inc.") of the Offer to Purchase and in
Schedule I thereto is incorporated herein by reference.

    (e) and (f) During the last five years, none of the Parent, the Purchaser or Borden, nor, to the best knowledge of the the Parent, the Purchaser or Borden, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 8 ("Certain Information Concerning the Parent, the Purchaser and Borden, Inc.") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 8 of the Offer to Purchase, since July 1, 1994, there have been no transactions which would be required to be disclosed under this Item 3(a) between any of the Parent, the Purchaser or Borden, or, to the best knowledge of the Parent, the Purchaser and Borden, any of the persons listed in Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

    (b) The information set forth in Section 8 ("Certain Information Concerning the Parent, the Purchaser and Borden, Inc."), Section 10 ("Background of the Offer; Contacts with the Company"),

Section 11 ("The Merger Agreement; the Tender Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 8, 10, 11 and 12 of the Offer to Purchase, since July 1, 1994, there have been no contacts, negotiations or transactions which would be required to be disclosed under Item 3(b) between any of the Parent, the Purchaser, Borden or any of their respective subsidiaries or, to the best knowledge of the Parent, the Purchaser and Borden, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the Introduction, Section 6 ("Price Range of Shares; No Cash Dividends"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; the Tender Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") and Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq National Market Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Parent, the Purchaser and Borden, Inc.") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 8 of the Offer to Purchase, none of the Parent, the Purchaser or Borden, nor, to the best knowledge of the Parent, the Purchaser and Borden, any of the persons listed in Schedule I to the Offer to Purchase or any associate or majority-owned subsidiary of the Parent, the Purchaser or Borden or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares.

    (b) The information set forth in the Introduction and Section 11 ("The Merger Agreement; the Tender Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and
Section 11 of the Offer to Purchase, neither the Parent, the Purchaser or Borden nor, to the best knowledge of the Parent, the Purchaser and Borden, any of the persons or entities referred to above or any executive officer, director or subsidiary of any of the foregoing has effected any transactions in the Shares during the past sixty days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE
  SUBJECT COMPANY'S SECURITIES.

    The information set forth in Section 9 ("Source and Amount of Funds"),
Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; the Tender Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 9, 10, 11, 12 and 17 of the Offer to Purchase, none of the Parent, the Purchaser or Borden, nor, to the best knowledge of the Parent, the Purchaser and Borden, any of the persons listed in
Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning the Parent, the Purchaser and Borden, Inc.") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("The Merger Agreement; the Tender Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a) (1) Offer to Purchase dated October 15, 1997.

    (a) (2) Letter of Transmittal.

    (a) (3) Notice of Guaranteed Delivery.

    (a) (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a) (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a) (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a) (7)(i) Summary Advertisement as published on October 15, 1997.

    (a) (7)(ii) Summary Advertisement in the form to be published on October 16, 1997.

    (a) (8) Press Release issued by the Parent on October 9, 1997.

    (a) (9) Press Release issued by the Parent on October 15, 1997.

    (b) (1) Loan Agreement dated as of July 1, 1996 between, Borden Chemical, Inc., as borrower, and Borden, Inc., as lender.

    (b) (2) Letter dated October 1, 1997 from Borden, Inc. to Borden Chemical, Inc.

    (c) (1) Agreement and Plan of Merger dated as of October 9, 1997 by and among Borden Chemical, Inc., MC Merger Corp. and Melamine Chemicals, Inc.

    (c) (2) Tender Agreement dated as of October 9, 1997 among Borden Chemical, Inc., MC Merger Corp. and ChemFirst Inc.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

                                BORDEN, INC.

                                By:  /s/ ELLEN GERMAN BERNDT
                                     -----------------------------------------
                                     Name: Ellen German Berndt
                                     Title:  Secretary

                                BORDEN CHEMICAL, INC.

                                By:  /s/ JOSEPH M. SAGGESE
                                     -----------------------------------------
                                     Name: Joseph M. Saggese
                                     Title:  Chairman of the Board, President
                                     and Chief Executive Officer

                                MC MERGER CORP.

                                By:  /s/ JAMES O. STEVNING
                                     -----------------------------------------
                                     Name: James O. Stevning
                                     Title:  President

Date: October 15, 1997

                                 EXHIBIT INDEX

   EXHIBIT                                                                                                     PAGE
     NO.                                               DESCRIPTION                                              NO.
--------------  ------------------------------------------------------------------------------------------     -----

      11(a)(1)  Offer to Purchase, dated October 15, 1997.................................................

      11(a)(2)  Letter of Transmittal.....................................................................

      11(a)(3)  Notice of Guaranteed Delivery.............................................................

      11(a)(4)  Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and
                Nominees..................................................................................

      11(a)(5)  Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                Nominees..................................................................................

      11(a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 ....

   11(a)(7)(i)  Summary Advertisement as published on October 15, 1997....................................

  11(a)(7)(ii)  Summary Advertisement in the form to be published on October 16, 1997.....................

      11(a)(8)  Press Release issued by the Parent on October 9, 1997.....................................

      11(a)(9)  Press Release issued by the Parent on October 15, 1997....................................

      11(b)(1)  Loan Agreement dated as of July 1, 1996 between Borden Chemical, Inc., as borrower, and
                Borden, Inc., as lender...................................................................

      11(b)(2)  Letter dated October 1, 1997 from Borden, Inc. to Borden Chemical, Inc....................

      11(c)(1)  Agreement and Plan of Merger dated as of October 9, 1997 by and among Borden Chemical,
                Inc., MC Merger Corp. and Melamine Chemicals, Inc.........................................

      11(c)(2)  Tender Agreement dated October 9, 1997 among Borden Chemical, Inc., MC Merger Corp. and
                ChemFirst Inc.............................................................................